Exhibit 99.1

LINIU TECHNOLOGY GROUP ANNOUNCES APPOINTMENT OF DAVID WONG TO BOARD OF DIRECTORS

Hong Kong, China – August 7, 2017 – LiNiu Technology Group (f/k/a Iao Kun Group Holding Company Limited) (“LINU” or the “Company”) (NASDAQ: LINU), which launched its electronic trading platform focused on the Chinese agricultural industry in April 2017 through Guangzhou LiNiu Network Technology Co., Ltd. (“Guangzhou LiNiu”), today announced that its Board of Directors has appointed David Wong as an independent director, effective immediately. Mr. Wong’s appointment returns the Board to nine members, five of which are independent directors. Mr. Wong will be a member of the Company’s Audit Committee and Nominating and Governance Committee.

Mr. Wong is currently a Managing Partner at PacificNet Ventures Limited and brings over 20+ years of Wall Street experience to the Company’s Board of Directors. Prior to joining PacificNet Ventures Limited, he spent eight years as a Managing Director of investment banking at E-Tech Securities. Mr. Wong has also previously held senior positions at Morgan Stanley and Prudential Securities. He graduated from the University of California, San Diego with a B.A. in Economics and a B.S. in Cognitive Science.

“We are pleased to welcome David to LiNiu’s Board of Directors and believe his deep financial experience will be a significant asset to the Board and the Company as we continue to expand the LiNiu Network to meet the needs of the vast Chinese agricultural industry,” said Mr. Fong Weng Nam, Chairman of the Board of Directors of LiNiu Technology Group.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) electronic trading platform focused on the Chinese agricultural industry. The Company also currently participates in the promotion of VIP gaming at the Altira Macau. For more information on the LiNiu Network, please visit www.liniuyang.com.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management's current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

Contact:

LiNiu Technology Group
Ryan Yip, +852 2111 9220
ryany@liniuyang.com